SHAREHOLDER INFORMATION
for the year ended 30 June 2010

SHAREHOLDER INFORMATION

Statement of Issued Securities at 14 October 2010

(a)	There are 1,664,377,592 fully paid ordinary shares on issue which are quoted on the Australian Stock Exchange.
(b)	Members are entitled to one vote for each share held.
(c)	The twenty largest shareholders hold 68.08% of the Company’s issued capital.

Distribution of Securities

Spread of Securities	Number of Shareholders	Number of Listed Option Holders	Number of Unlisted Option Holders
1 - 1,000	852	55	-
1,001 - 5,000	387	104	-
5,001 - 10,000	275	73	-
10,001 - 100,000	1,341	324	-
100,001 - and over	944	364	11
	3,799	920	11

There are 1,357 shareholders who do not hold a marketable parcel of shares.

The following details appear in the company’s register of Substantial Shareholdings at 14 October 2010.

Substantial Shareholder	No. of Shares	Percentage
Nil

Twenty Largest Shareholders

	Name	No. of Shares	Percentage
1.	National Nominees Ltd	952,341,059	57.22%
2.	Macquarie Bank Ltd	36,800,000	2.21%
3.	Flush Nominees Pty Ltd	15,000,000	.90%
4.	NEFCO Nominees Pty Ltd	14,849,467	.89%
5.	Citicorp Nominees Pty Ltd	13,616,367	.82%
6.	Sacrosanct Pty Ltd	10,294,118	.62%
7.	Gascorp Aust. Pty Ltd	10,294,117	.62%
8.	Paesler C B & A	9,000,000	.54%
9.	HSBC Custody Nom Australia Ltd	8,271,193	.50%
10.	Victoria International Petroleum	7,834,967	.47%
11.	Jauleski B & Jauleska Y	7,000,000	.42%
12.	Ehrlich Joshua	6,350,000	.38%
13.	Thompson Jeffrey Ian	6,079,000	.37%
14.	Lewis Loma Dawn	6,000,000	.36%
15.	Perpetual Custs Ltd	5,818,000	.35%
16.	Wilson C J & Chang W M J	5,330,882	.32%
17.	Nguyen Jessie Xuan	5,000,000	.30%
18.	Comsec Nominees Pty Ltd	4,521,336	.27%
19.	Gerendasi Holdings Pty Ltd	4,459,588	.27%
20.	O’Brien John W & MA	4,120,000	.25%

		1,132,980,094	68.08%

Samson Oil & Gas Limited	Annual Report 2010

SHAREHOLDER INFORMATION
for the year ended 30 June 2010

Twenty Largest Listed Option Holders

	Name	No. of Shares	Percentage
1.	Chadd David	10,301,070	3.11%
2.	Vogliotti Peter Anthony	10,000,000	3.02%
3.	Taylor Allan P & RK	8,000,000	2.41%
4.	Crute Peter John	7,541,813	2.27%
5.	Ogilvie Robin D & JA	7,079,000	2.13%
6.	Neptune Drilling Pty Ltd	7,000,000	2.11%
7.	Brown Ashley	6,513,055	1.96%
8.	Arras PL & 50 Long PL	5,500,000	1.66%
9.	Paesler CB & A	5,400,000	1.63%
10.	PMB Corp Pty Ltd	5,000,000	1.51%
11.	Murphy Edward James	4,927,000	1.49%
12.	Wilson CJ & Chang WMJ	4,000,000	1.21%
13.	Pinto Carla Camille	3,500,000	1.06%
14.	Ehrlich Joshua	3,150,000	.95%
15.	Spence David	2,860,000	.86%
16.	HNR Inv Pty Ltd	2,800,000	.84%
17.	Etrade Clearing LLC	2,758,144	.83%
18.	Bell potter Nominees Ltd	2,747,228	.83%
19.	Kampar Pty Ltd	2,716,544	.82%
20.	Brown Kevin Albert	2,700,000	.81%

		104,493,854	31.51%

Samson Oil & Gas Limited	Annual Report 2010